FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: November, 2006

Commission File Number: 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated November 22, 2006, relating to: Lafarge to guarantee Lafarge North America’s bonds

Page 1 of 12 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 22, 2006

LAFARGE TO GUARANTEE LAFARGE NORTH AMERICA’S 400 M$ OUTSTANDING DEBT SECURITIES

Lafarge announces that it is providing an unconditional guarantee on all outstanding bonds issued by its subsidiary Lafarge North America Inc. under an Indenture for debt securities dated October 1, 1989 (as amended) with Citibank NA as Trustee.

Following the acquisition in May 2006 of all the shares of Lafarge North America by Lafarge, the Board of directors of Lafarge has decided to provide its unconditional guarantee on the outstanding debt securities of Lafarge North America.

Lafarge North America’s outstanding bonds currently stand for an amount of 400 million US dollars, half of it maturing on July 1, 2008 with the balance maturing on July 1, 2013.

This guarantee will allow Lafarge to leverage Lafarge North America’s balance sheet while providing Lafarge North America bondholders with Lafarge credit.

Lafarge long term ratings, as publicly released by Standard and Poors and Moody’s, are respectively BBB/ Baa2.

The supplemental indenture embodying this guarantee is effective since November 15, 2006.

Note to Editors:

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

Contacts:

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Louisa Pearce-Smith: louisa.pearce-smith@lafarge.com	33-1 44-34-18-18	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

Lucy Wadge : lucy.wadge@lafarge.com	33-1 44-34-19-47	Stéphanie Billet : stephanie.billet@lafarge.com	33-1 44-34-94-59

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Statements made in this press release that are not historical facts, namely statements regarding our ability to leverage the balance sheet of Lafarge North America, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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CONFORMED COPY

Lafarge North America Inc.,

Company

Lafarge S.A.,

Guarantor

and

Citibank N.A.,

Trustee

Second Supplemental Indenture

Dated as of November 15, 2006

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SECOND SUPPLEMENTAL INDENTURE, dated as of November 15, 2006 (herein called the “Second Supplemental Indenture”), to the Original Indenture (as defined below), between Lafarge North America Inc., a corporation duly organized and existing under the laws of the State of Maryland (herein called the “Company”), Lafarge S.A., a société anonyme duly organized and existing under the laws of the Republic of France (herein called the “Guarantor”) and Citibank, N.A., a national banking association incorporated and existing under the laws of the United States, as Trustee under the Original Indenture (herein called the Trustee”).

WITNESSETH:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture dated as of October 1, 1989 (herein called the “Original Indenture), to provide for the issuance from time to time of its unsecured and unsubordinated debt securities (herein called the “Securities”);

WHEREAS, pursuant to a supplemental indenture executed and delivered to the Trustee dated as of July 1, 1998 (herein called the “First Supplemental Indenture”), the Company issued three series of Securities in an aggregate principal amount of $650,000,000, including $250,000,000 of 6 3/8% Senior Notes Due 2005, $200,000,000 of 6 1/2% Senior Notes Due 2008 and $200,000,000 of 6 7/8% Senior Notes Due 2013 (herein called the “Senior Notes”);

WHEREAS, Section 901 of the Original Indenture provides, among other things, that the Company and the Trustee may enter into indentures supplemental to the Original Indenture for, among other things, the purpose of making any provision with respect to matters or questions arising under the Original Indenture which shall not adversely affect the interest of the Holders of Securities of any series or any related coupons in any material respect;

WHEREAS, the Guarantor wishes to provide a guarantee (as set forth in Section 301 of this Second Supplemental Indenture, herein called the “Guarantee”), with respect to any Security outstanding under the Original Indenture;

WHEREAS, the Company has duly authorized the execution and delivery of this Second Supplemental Indenture. All things necessary to make this Second Supplemental Indenture a valid agreement of the Company, in accordance with its terms, have been done; and

WHEREAS, the Guarantor has duly authorized the execution and delivery of this Second Supplemental Indenture as guarantor of the Securities. All things necessary to make this Second Supplemental Indenture a valid agreement of the Guarantor, in accordance with its terms, have been done.

NOW, THEREFORE, the Company and the Guarantor agree with the Trustee as follows:

ARTICLE ONE

Section 101. Provisions of the Original Indenture

Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Original Indenture shall remain in full force and effect. The Original Indenture, as amended and supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, is in all respects ratified and confirmed, and the Original Indenture, the First Supplemental Indenture and this Second Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.

Section 102. Definitions

The use of the terms and expressions herein is in accordance with the definitions, uses and constructions contained in the Original Indenture and the forms of Senior Notes attached as Exhibits A, B, and C to the First Supplemental Indenture, except as otherwise provided in this Second Supplemental Indenture.

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ARTICLE TWO

FORMS

Section 201. Form of Guarantee Generally

The text of the Guarantee shall be endorsed on any Security issued in exchange or replacement of an outstanding Security after the date of this Second Supplemental Indenture. The Guarantee set forth in Section 301 of this Second Supplemental Indenture shall bind the Guarantor and be fully enforceable with respect to any outstanding Securities issued under the Original Indenture regardless of whether such endorsement is made.

Section 202. Text of the Guarantee of Lafarge S.A.

For value received, Lafarge S.A., a société anonyme duly organized and existing under the laws of the Republic of France (herein called the “Guarantor”, which term includes any successor corporation), hereby unconditionally guarantees to the Holder of the Security upon which this Guarantee is endorsed and to the Trustee referred to in such Indenture due and prompt payment of the principal of (and premium, if any) and interest (including Additional Amounts) on such Security and the due and prompt payment of the sinking fund payments provided for therein, when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein. In case of the failure of Lafarge North America Inc, a Maryland corporation having its principal executive office at 12950 Worldgate Dr., Suite 500, Herndon, Virginia 20170 (herein called the “Company”, which term includes any successor corporation under such Indenture) punctually to make any such principal, premium, interest (including Additional Amounts) or sinking fund payment, the Guarantor hereby agrees to cause any such payment to be made promptly when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

The Guarantor hereby further agrees, subject to the limitations and exceptions set forth below, that if any deduction or withholding for any present or future taxes, assessments or other governmental charges of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Guarantor is incorporated, shall at any time be required by such jurisdiction (or any such political subdivision or taxing authority thereof or therein) in respect of any amounts to be paid by the Guarantor under this Guarantee, the Guarantor will pay to the Holder of a Security of such series such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is otherwise entitled; provided, however, that the Guarantor shall not be required to make any payment of additional amounts for or on account of:

(a) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the taxing jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security of such series (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

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(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments of (or in respect of) principal of, or any interest on, the Securities of such series;

(d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of the Security of such series (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirements, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(e) any tax, assessment or other governmental charge which such Holder would have been able to avoid by presenting such Security to another Paying Agent;

(f) any tax, assessment or other governmental charge which is imposed on a payment pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such directive; or

(g) any combination of items (a), (b), (c), (d), (e) and (f) above; nor shall additional amounts be paid with respect to any payment of the principal of, or any interest on, any Security of such series to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security.

The foregoing provisions shall apply mutatis mutandis to any withholding or deduction in respect of any amount to be paid by the Guarantor of principal of or interest on a Security of any series (i) for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any jurisdiction in which any successor to the Guarantor is organized, or any political subdivision or taxing authority thereof or therein; or (ii) if another Person merges into or transfers its assets to the Guarantor, for or on account of any taxes, assessments or governmental charges levied by the jurisdiction in which such other Person is organized, or by any political subdivision or taxing authority thereof, as a result of (x) the Guarantor’s being treated as engaged in a trade or business, or having a permanent establishment, in such jurisdiction and (y) the payment of principal or interest being allocable or attributable to such trade or business or permanent establishment.

The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any sinking fund payment required under such Security and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of (and premium, if any) and interest on such Security. This is a guarantee of payment and not of collection.

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The Guarantor shall be subrogated to all rights of the Holder of such Security against the Company in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of (and premium, if any) and interest on all Securities of the same series issued under such Indenture shall have been paid in full.

No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantee of the Guarantor, which is absolute and unconditional, of the due and punctual payment of the principal of (and premium, if any) and interest on the Security upon which this Guarantee is endorsed at the times, place and rate, and in the cash or currency prescribed therein.

All terms used in this Guarantee that are defined in such Indenture shall have the meanings assigned to them in such Indenture.

ARTICLE THREE

THE GUARANTEE

Section 301. The Guarantee

For value received, the Guarantor hereby unconditionally guarantees to each Holder of a Security outstanding under the Original Indenture and to the Trustee the due and prompt payment of the principal of (and premium, if any) and interest (including Additional Amounts) on such Security and the due and prompt payment of any sinking fund payments provided for pursuant to the terms of such Security, when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms of such Security and of the Original Indenture, as amended or supplemented. In case of the failure of the Company punctually to make any such principal, premium, interest (including Additional Amounts) or sinking fund payment, the Guarantor hereby agrees to cause any such payment to be made promptly when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

The Guarantor hereby further agrees, subject to the limitations and exceptions set forth below, that if any deduction or withholding for any present or future taxes, assessments or other governmental charges of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Guarantor is incorporated, shall at any time be required by such jurisdiction (or any such political subdivision or taxing authority thereof or therein) in respect of any amounts to be paid by the Guarantor under this Guarantee, the Guarantor will pay to the Holder of a Security of such series such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is otherwise entitled; provided, however, that the Guarantor shall not be required to make any payment of additional amounts for or on account of:

(a) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the taxing jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security of such series (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

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(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments of (or in respect of) principal of, or any interest on, the Securities of such series;

(d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of the Security of such series (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirements, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(e) any tax, assessment or other governmental charge which such Holder would have been able to avoid by presenting such Security to another Paying Agent;

(f) any tax, assessment or other governmental charge which is imposed on a payment pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such directive; or

(g) any combination of items (a), (b), (c), (d), (e) and (f) above; nor shall additional amounts be paid with respect to any payment of the principal of, or any interest on, any Security of such series to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security.

The foregoing provisions shall apply mutatis mutandis to any withholding or deduction in respect of any amount to be paid by the Guarantor of principal of or interest on a Security of any series (i) for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any jurisdiction in which any successor to the Guarantor is organized, or any political subdivision or taxing authority thereof or therein; or (ii) if another Person merges into or transfers its assets to the Guarantor, for or on account of any taxes, assessments or governmental charges levied by the jurisdiction in which such other Person is organized, or by any political subdivision or taxing authority thereof, as a result of (x) the Guarantor’s being treated as engaged in a trade or business, or having a permanent establishment, in such jurisdiction and (y) the payment of principal or interest being allocable or attributable to such trade or business or permanent establishment.

The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any sinking fund payment required under such Security and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of (and premium, if any) and interest on such Security. This is a guarantee of payment and not of collection.

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The Guarantor shall be subrogated to all rights of the Holder of a Security against the Company in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of (and premium, if any) and interest on all Securities of the relevant series shall have been paid in full.

No reference in this Section 301 to the Second Supplemental Indenture and no provision of this Guarantee or of the Original Indenture shall alter or impair the guarantee of the Guarantor, which is absolute and unconditional, of the due and punctual payment of the principal of (and premium, if any) and interest on any Security upon which this Guarantee is endorsed at the times, places and rate, and in the cash or currency, prescribed therein.

All terms used in this Guarantee that are defined elsewhere in the Original Indenture shall have the meanings assigned to them elsewhere in the Original Indenture.

ARTICLE FOUR

MISCELLANEOUS

Section 401. Execution as Supplemental Indenture

This Second Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Original Indenture and the First Supplemental Indenture and, as provided in the Original Indenture, this Second Supplemental Indenture forms a part thereof.

Section 402. Conflict with Trust Indenture Act

If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Second Supplemental Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

Section 403. Effect of Headings

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 404. Successors and Assigns

All covenants and agreements by each of the Company and the Guarantor in this Second Supplemental Indenture shall bind each of their successors and assigns, whether so expressed or not.

Section 405. Separability Clause

In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 406. Benefits of Second Supplemental Indenture

Nothing in this Second Supplemental Indenture, express or implied, shall give to any person, other than the parties hereto and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture.

Section 407. Governing Law

This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 408. Execution and Counterparts

This Second Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the Company, the Guarantor and the Trustee hereto have caused this Second Supplemental Indenture to be duly executed, all as of the day and year first above written.

LAFARGE NORTH AMERICA INC.

By	Jean-Pierre Cloiseau
Name:	Jean-Pierre Cloiseau
Title	President

LAFARGE S.A.

By	Michel Bisiaux
Name:	Michel Bisiaux
Title	Senior Vice President, General Counsel

CITIBANK, N.A., AS TRUSTEE

By	John Byrnes
Name:	John Byrnes
Title	Vice President

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 22 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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